VIA EDGAR

July 26, 2016

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Scott Stringer Ms. Donna Di Silvio

Dear Sir/Madam:

Re:	Comment Letter dated July 12, 2016 to TransAlta Corporation Form 40-F for the Fiscal Year Ended December 31, 2015 Filed February 18, 2016, File No. 1-15214

TransAlta Corporation (the “Corporation”), has the following response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated July 12, 2016 (the “Comment Letter”) relating to the above-referenced Form 40-F filed with the Commission (the “40-F”). For your convenience, we have set forth below Staff’s comments in the Comment Letter in italicized font, which are immediately followed by the Corporation’s response to that comment. All capitalized terms not otherwise defined herein shall have the meaning attributed thereto in the 40-F.

Notes to Consolidated Financial Statements

Sale of Economic Interest in Australian Assets to TransAlta Renewables Inc., page F29

1.	We note TransAlta Renewables’ investment in the Australian assets consisted of the acquisition of securities that, in aggregate, provide an economic interest based on cash flows of the Australian assets broadly equal to the underlying net distributable profits. Please explain the securities TransAlta Renewables invested in, and how you accounted for the acquisition of the economic interest in the Australian assets and the related securities.

Response:

TransAlta Renewables Inc.’s (“TransAlta Renewables”) initial investment in the Corporation’s Australian assets (the “Australian Assets”) consisted of:

1.	Australian-denominated Mandatory Redeemable Preferred Shares (“MRPS”) issued by an Australian subsidiary of the Corporation (“TransAlta Energy Australia” or “TEA”) that indirectly owns the Australian Assets. The MRPS are non-voting and rank subordinate to all present and future secured and unsecured indebtedness of TEA, but senior to all other classes of issued and outstanding shares in the capital of TEA. The MRPS are subject to mandatory redemption on their maturity date or earlier at TEA’s option. TransAlta Renewables is entitled to receive cash dividends on the MRPS. The MRPS issued to TransAlta Renewables in 2015 pay dividends at a rate of 7.0% to 7.4% per annum. TransAlta Renewables accounted for these securities as a “loans and receivables” under IAS 39. These securities do not appear on the Corporation’s financial statements as a result of the consolidation of both TEA and TransAlta Renewables.

2.	Canadian-denominated Class A non-voting preferred shares issued by a wholly-owned subsidiary of the Corporation (“TA Energy”) which provide TransAlta Renewables with an economic interest based on the cash flows from TEA and its subsidiaries broadly equal to the underlying net distributable profits of TEA (the "Class A Preferred Shares"). The Class A Preferred Shares have preference over the Common Shares, and any other shares ranking junior to the Class A Preferred Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of TA Energy. The Class A Preferred Shares entitle TransAlta Renewables to quarterly preferential cash dividends based on the underlying net quarterly distributable profits of TEA. TransAlta Renewables accounted for these securities as an "available for sale financial asset" under IAS 39. These securities do not appear on the Corporation’s financial statements as a result of the consolidation of TA Energy and TransAlta Renewables.

In connection with the investment in the MRPS and the Class A Preferred Shares, TransAlta Renewables also entered into a Contribution Agreement on May 7, 2015 with TEA (the “Contribution Agreement”). The Contribution Agreement requires TransAlta Renewables to fund the construction of the South Hedland project that is currently being developed by TEA.  As a result, subsequent to the initial investment in the Class A Preferred Shares and the MRPS, TransaAlta Renewables has made additional investments in preferred shares and MRPS pursuant to the terms of the Contribution Agreement. The preferred shares of TEA are non-voting and rank subordinate to all present and future secured and unsecured indebtedness of TEA, subordinate to the MRPS, but senior to all other classes of issued and outstanding shares in the capital of TEA. The dividends are non-cumulative and payable quarterly at a rate of 7.4% per annum. TransAlta Renewables accounted for these securities as an “available for sale financial asset” under IAS 39. These securities do not appear on the Corporation’s financial statements as a result of the consolidation of both TEA and TransAlta Renewables.

The transaction described above was designed to result in the same financial impact as if the Australian Assets were directly “dropped down” into TransAlta Renewables (as opposed to being structured as an economic interest). The Corporation continues to own, manage and operate the Australian Assets, whereas TransAlta Renewables owns an economic interest in such assets. As a result, the Corporation accounted for the above described securities by increasing the non-controlling interest (and therefore increasing attribution of future earnings to the non-controlling interest) in exchange for an immediate cash inflow.

In respect of the acquisition of the economic interest in the Australian Assets by TransAlta Renewables, the Corporation maintains control of these assets by virtue of its controlling interest in TransAlta Renewables. As consideration for TransAlta Renewables’ acquisition of an economic interest in the Australian Assets, TransAlta Renewables issued to the Corporation common shares and Class B shares. As a result of all such securities being intercompany instruments, they are eliminated as a result of the Company’s consolidation of TransAlta Renewables.

The net impact of the sale of the economic interest to TransAlta Renewables was an increase in cash flow to the Corporation and an increase in the non-controlling interest attributable to TransAlta Renewables. The impact of the transaction can be seen in the Corporation’s Consolidated Statements of Cash Flows on page F9 as part of the line item entitled “net proceeds on sale of non-controlling interest in subsidiary”.  This line item on the Consolidated Statements of Cash Flows is cross referenced to Note 4 of the financial statements, which provides the details of the transaction.  The change in the non-controlling interest is shown on the Consolidated Statements of Changes in Equity, which is also cross-referenced to Note 4.  Further, Note 11 of the Financial Statements presents the changes in the Corporation’s ownership in TransAlta Renewables and demonstrates the changes in the non-controlling interests related to TransAlta Renewables as a result of the transactions described in Note 4.

Investment in Sarnia Cogeneration Plant, Le Nordais Wind Farm, and Ragged Chute Hydro Facility, page F-29

2.	We note your majority owned subsidiary, TransAlta Renewables acquired tracking preferred shares of one of your subsidiaries with the closing of the investment occurring after year end. Please explain to us how the rights of your common shareholders have been and could be impacted by the operation of the tracking stock. Also, please tell us what consideration was given to disclosing earnings allocable to the tracking stock issued and that portion of the earnings attributable to the non-controlling interest.

Response:

2.	Similar to the economic interest described above with respect to the Australian Assets, this transaction has the same accounting impact on a consolidated basis as if the Sarnia Cogeneration Plant, Le Nordais Wind Farm and Ragged Chute Hydro Facility (“SLR” or “SLR Assets”) assets had been directly “dropped down” into TransAlta Renewables. In 2016, the result for the Corporation was an increase in the non-controlling interest (and therefore increased attribution of future earnings to the non-controlling interest over the common shareholders of the Corporation) in exchange for an immediate cash inflow. There have been no changes to the rights of the common shareholders; however, future earnings attributable to the common shareholders will be reduced due to the higher entitlement to TransAlta Renewables’ earnings of the non-controlling interest. As part of its investment in the SLR Assets by TransAlta Renewables’, it acquired Canadian-denominated Class B non-voting preferred shares issued by TA Energy, which provide TransAlta Renewables with an economic interest based on the cash flows from the SLR Assets broadly equal to the underlying net distributable profits of the SLR Assets.

As required by paragraph 10.21 of IAS 10: “if non-adjusting events after the reporting period are material, non-disclosure could influence the economic decisions that users make on the basis of the financial statements. Accordingly, an entity shall disclose the following for each material category of non-adjusting event after the reporting period:

a)	the nature of the event; and
b)	an estimate of its financial effect, or a statement that such an estimate cannot be made”

In Note 34 of the Corporation’s Financial Statements, the Corporation disclosed the estimated value of the SLR transaction at $540 million, consisting of $172.5 million in cash, the receipt of 15,640,583 common shares of TransAlta Renewables valued at $152.5 million and the receipt of a $215 million unsecured subordinated convertible debenture issued by TransAlta Renewables.

Asset Impairment Charges and Reversals, page F32

3.	We note Alberta Merchant CGU consists of all the Alberta plants that have significant merchant capacity including your renewable fleet. Please explain how your accounting treatment is consistent with the definition of a cash generating unit in paragraph 6 of IAS 36 and the guidance for identifying a cash generating unit in paragraph 66 of IAS 36. In doing so explain why the recoverable amount of each individual plant cannot be determined and how including the renewable fleet is appropriate.

Response:

3.	As outlined in the notes to the Corporation consolidated Financial Statements, the Alberta Merchant cash generating unit (“CGU”) is comprised of Alberta plants including coal, wind, and hydro plants, that have significant merchant (un-contracted) capacity and exposure to Alberta wholesale market prices.

The Alberta wholesale electricity market (“AWEM”) is an energy-only model, meaning that generators are only paid for the energy they produce based on rates that are established through an auction process. The prices are set based on supply and demand in real time. The Alberta Electric System Operator (“AESO”) accepts offers to sell power from generators and accepts bids to buy power from buyers. Suppliers enter offers (in price-quantity pairs of their available capability) which is then used to create a merit order by sorting offers from the lowest to the highest price for each hour of the day. The AESO system controllers dispatch the lowest-priced offers from the bottom of the merit order first, and move up towards the higher-priced offers until all electricity required to meet demand has been dispatched. The last offer dispatched to meet demand sets the system marginal price for electricity. The majority of Alberta's base load generation is comprised of coal fired facilities controlled by a few market participants (including the Corporation) and, as a result, the way in which these participants offer their power directly impacts the revenue received per megawatt for all types of generation owned by the Corporation. There are also very limited transmission interties that connect Alberta with other markets.

Prior to April 1, 2015, wind generation was not dispatchable and did not submit offers into the market. Wind output was accepted as delivered as it was generated and wind generation received the market price. Beginning April 1, 2015, the AESO’s new Dispatchable Wind Rule Changes took effect, under which all wind generators are now required to offer their power into the energy market merit order. Notwithstanding the enactment of the new wind dispatch rules, wind assets continue to be offered into the AWEM merit order at nominal rates, which has the effect that the variability of wind resource directly impacts the demand for coal-fired generation, which reduces the auction clearing prices for all merchant plants.

In the AWEM, because the price is set based on supply and demand and is not fixed, entities that participate in the Alberta wholesale market are exposed to price risk. The Corporation’s merchant and partially merchant generating facilities in Alberta participate in this wholesale market and thus, are exposed to this common price risk.

Determining CGUs

In evaluating and determining CGUs, the Corporation evaluated the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or group of assets. The Corporation relied on guidance found in paragraph 69 of IAS 36: Cash inflows are inflows of cash and cash equivalents received from parties external to the entity. In identifying whether cash inflows from an asset (or group of assets) are largely independent of the cash inflows from other assets (or groups of assets), an entity considers various factors including how management monitors the entity’s operations (such as by product lines, businesses, individual locations, districts or regional areas) or how management makes decisions about continuing or disposing of the entity’s assets and operations.

The grouping of these plants together as one CGU is consistent with the definition of a CGU in paragraph 6 of IAS 36 for the following reasons:

•	How management monitors (and manages) the operations of the entity: while the plants comprising the Alberta Merchant CGU have the ability to produce power independent of the others, the amount of revenue generated (i.e. cash inflow) from each plant is impacted by production from other plants in the CGU, due to participation in the same merchant / wholesale market and by bidding behaviour of the market participants. We assess and manage the Corporation’s exposure to Alberta power prices for the Alberta plants as a single exposure to be managed collectively as a portfolio of assets. This collective management of the merchant price exposure from the Alberta plants ultimately results in managing the production from the portfolio to maximize cash inflows to the Corporation as a whole.
•	The concept of revenue substitution, which can be described as: the interaction between the cash inflows from different plants such that a decrease in inflows at one plant can be demonstrated to be accompanied by an increase in cash inflows from one or more other plants. The merit order protocol for dispatching generation within Alberta creates the effect that the cash inflows of our coal and hydro plants with storage capacity are affected by the inflows of the wind and run-of-river plants. Generation from wind and run-of-river hydro plants is dependent on the wind volumes and water flows, and this variability can contribute to a supply-demand imbalance. When less generation is available from the wind and the run-of-river hydro facilities, more generation is needed from reservoir hydro and coal plants to satisfy demand. Revenues/cash inflows from wind and run-of-river hydro plants can be substituted with revenues/cash inflows from other hydro and coal. Energy generated from the plants directly impacts the cash inflows of the plants.
•	Same product – in same region: The AWEM is indifferent to whether the megawatt hour of energy is generated from a wind, hydro, or coal plant. Each megawatt hour is the same to the market. The market indifference to which plant supplies the energy further supports the interdependence of cash inflows amongst the Company’s merchant wind, hydro, and coal plants within the Alberta region.

Recoverable amounts

It is possible to allocate a recoverable amount for each plant within the Alberta Merchant CGU based on energy production from each plant. However, the Corporation’s view is that because the amount of revenue/cash inflows generated by each plant within the group can be impacted by production of other plants within the group and by bidding behaviour of the owners, looking at each merchant plant within Alberta in isolation from an impairment perspective is not the most suitable approach for the Corporation. The estimated future cash flows for all merchant assets are based on prices per megawatt that vary directly with assumptions about how the coal fleet and hydro fleet will be operated and dispatched.  Any curtailing of base load coal revenues for any plant will increase prices and revenues to other plants.  The aggregate portfolio management impacts the revenues of the entire group of assets, which directly impacts recoverable amounts for the assets. The Corporation manages the recoverable amount of the assets as a portfolio and makes investment decisions for merchant assets with consideration to the impact of all significant decisions on the entire merchant generation fleet.

Appropriateness of including renewables fleet in the Alberta Merchant CGU

As stated above, only the Corporation’s wind and hydro plants located in Alberta that have exposure to merchant prices are included in the Alberta Merchant CGU, and does not in include all of the Alberta renewables fleet. We believe that it is appropriate to include these renewables plants in the Alberta Merchant CGU because the energy generated from these plants impacts and is impacted by the cash inflows of the other hydro and coal plants in the group. These assets are subject to the same price risk as the other assets included in the Alberta Merchant CGU and are managed as part of that portfolio. While the amount of energy generated from the wind and run-of-river hydro plants is not impacted by the production from the hydro plants with storage capacity and coal plants, the amount of revenue generated by the wind and run-of-river hydro plants is impacted by these plants, as the output from price-taker plants is paid at the pool price (market price). It is because of these interdependencies that we believe the Alberta merchant renewables plants belong within the Alberta Merchant CGU.

At the Staff’s request, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions in connection with our responses to your comment, please feel free to contact me by telephone at 403-267-2060 or via email at donald_tremblay@transalta.com

Yours truly,

TRANSALTA CORPORATION

/s/Donald Tremblay

Donald tremblay

Chief Financial Officer

cc:	John Kousinioris, TransAlta Corporation

Ben Park, TransAlta Corporation

Scott Jeffers, TransAlta Corporation

Gordon Graham, Ernst & Young LLP